David Lubin & Associates, PLLC
10 Union Avenue, Suite 5
Lynbrook, New York 11563
Telephone: (516) 887-8200
Facsimile: (516) 887-8250

January 19, 2012

Via EDGAR
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.W.
Washington, D.C. 20549-0406
Mail Stop 3030
Attention: Mara Ransom, Assistant Director

Re: DarkStar Ventures, Inc.
Amendment No.3 to Registration Statement on Form S-1
File No. 333-176969

Dear Ms. Ransom:

DarkStar Ventures, Inc. (the “Company”) herewith files with the Securities and Exchange Commission (the "Commission") Amendment No. 3 to the registration statement on Form S-1 (the "Amended Registration Statement") in response to the Commission's comments, dated January 17, 2012, with reference to Amendment No. 2 to the Company's registration statement on Form S-1 (the "Registration Statement") filed with the Commission on December 29, 2011.

In addition to the Amended Registration Statement, the Company supplementally responds to all the Commission's comments as follows:

Dilution, page 16

1.
We note your revised dilution table on page 16. Please expand your disclosure to clearly reflect the dilution to potential purchasers in the offering as compared to the effective cash cost to your CEO, Mr. Lapin, of the shares acquired by him in the May 1,2011 transaction disclosed on page 47 of your filing. In this regard, we note that Mr. Lapin paid a purchase price of $0.0001 per share, which is substantially less than the selling shareholders' public offering price of $0.05 per share. See Item 506 of Regulation S-K.

Response: As requested by the Commission, the dilution table has been expanded toclearly reflect the dilution to potential purchasers in the offering as compared to the effective cash cost of Mr. Lapin.

Condensed Balance Sheet page 32

2.	Please include a balance sheet as of the end of the preceding fiscal year alongside your

October 31, 2011 balance sheet. Reference made to Rule 8-03 of Regulation S-X.

Response: A balance sheet as of July 31, 2011 has been included alongside the October 31, 2011 unaudited condensed balance sheet in the Amended RegistrationStatement.

Notes to Unaudited Condensed Financial Statements, page 36

Note 1 - Organization and Basis of Presentation, page 36

3.
In response to comment 3 of our letter dated December 9, 2011, you state that you have revised your disclosure to delete the statement that the company has not commenced its planned principal operations. However, we note that the first sentence of the fifth paragraph on page 36 now states that you have not commenced planned principal operations. Please revise or advise.

Response: The fifth paragraph to Note 1 to the unaudited condensed financial statements has been revised to delete the statement that the Company has not commenced its planned principal operations.

4.
We note in the fifth paragraph you refer to a net loss of $ 12,187 for the quarter ended October 31, 2011 and a net loss of $29,510 for the period May 8, 2007 to October 31, 2011. This is not consistent with your condensed statement of operations on page 33. Please explain or revise accordingly.

Response:  The fifth paragraph to Note 1 to the unaudited condensed financial statements has been revised to state that the net loss was $13,854 for the quarter ended October 31, 2011 and $31,177 for the period May 8, 2007 (inception) to October 31, 2011. Corresponding changes to the amount of net loss were made in the "Prospectus Summary-The Offering-Going Concern Considerations" (on page 6), in the first Risk Factor (on page  7) and in the Management's Discussion and Analysis section (on page 30).

Item 15. Recent Sales of Unregistered Securities, page 47

5.
Please revise the first paragraph under "Recent Sales of Unregistered Securities" to disclose the aggregate offering price of the 3,500,000 shares of your common stock sold to 39 investors in May and June 2011. See Item 701 of Regulation S-K.

Response: Item 15 of the Amended Registration Statement includes the aggregate offering price as required pursuant to Item 701 of Regulation S-K.

Please address any further questions or comments to the undersigned at the above-referenced telephone and fax numbers. Thank you very much.

Very truly yours,

/s/David Lubin
David Lubin

cc: Chizkyau Lapin